FORM 6-K

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                    Report of Foreign Issuer

                Pursuant to Rule 13a-16 or 15d-16
             of the Securities Exchange Act of 1934

    For the month ended
                                             Commission File
                                                 Number
       December 2005                              1-32608

                        VIREXX MEDICAL CORP.
                 (Translation of registrant's name
                           into English)

                   8223 Roper Road NW, Edmonton,
                      Alberta, Canada T6E 6S4
                  (Address of principal executive
                              offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F   X    Form 40-F .....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                          EXHIBIT LIST

Exhibit                Description
99.1 News Release      (ViRexx Files Clinical Trial Application For
                       Hepaptitis B Therapeutic Vaccine)
99.2 News Release      (ViRexx   Announces  Founder   Dr.   Antoine
                       Noujaim Honoured With Centennial Medal)

                            SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               VIREXX MEDICAL CORP.


Date:  December 8, 2005        By:   /s/  Marc Canton

                                   Marc Canton, President